UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233109
(CUSIP Number)

Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

December 6, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346233109	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,592,006 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,592,006 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,006 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.72%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,652 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,652 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,652 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.27%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,658 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,658 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,658 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.99%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 346233109	SCHEDULE 13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,658 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,658 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,658 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.99%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,658 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,658 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,658 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.99%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 346233109	SCHEDULE 13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,658 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,658 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,658 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.99%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 346233109	SCHEDULE 13D	Page 8 of 14 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the common stock, par value $1.00 per share (“Common Shares”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2.	IDENTITY AND BACKGROUND

(a) This Amendment No. 7 is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company “OFF” and together with DOF, the “Funds”); (iii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (iv) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (v) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (vi) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From November 9, 2016 through December 6, 2016, the Reporting Persons sold 1,183,800 shares of common stock for an aggregate consideration of $15,405,494.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Amendment No. 7 relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Consistent with their investment intent, the Reporting Persons engaged in conversations with the Company's CEO regarding, among other things, changes to the Company's Board of Directors (the "Board").  Towards that end, on February 5, 2016, Carlson Capital entered into a Director Nomination Agreement with the Company, pursuant to which the Company agreed to appoint Mr. Richard D. Squires of Lennox Capital Partners to the Board as promptly as practicable after the execution and delivery of the Director Nomination Agreement.  In connection therewith, Mr. Charles W. Matthews resigned from his current position as a director of the Company, effective immediately upon the execution of the Director Nomination Agreement.  The Company also agreed not to increase the size of the Board during the Standstill Period (defined herein).

The Company further agreed to exercise its reasonable best efforts, including the solicitation of proxies, to cause the election of Mr. Squires at the 2016 annual meeting of stockholders of the Company ("2016 Annual Meeting"), it being understood that such efforts shall not be less than the efforts used by the Company to obtain the election of any other director nominee nominated to serve as director on the Board of the 2016 Annual Meeting. Subject to the Company's governance policies and the applicable exchange rules and regulations, Mr. Squires will be offered the opportunity to become a member of the Board's Nominating and Governance Committee.

Also pursuant to the Director Nomination Agreement, absent a material breach by the Company, Carlson Capital and its Affiliates (as defined in the Director Nomination Agreement) agreed to abstain from engaging in certain actions listed in Section 3 of the Director Nomination Agreement from the date of the Director Nomination Agreement until two business days before the nomination deadline for the 2017 annual meeting of the stockholders of the Company (the "Standstill Period").

In addition, pursuant to the Director Nomination Agreement, Carlson Capital and its Affiliates agreed, during the Standstill Period, to vote all Common Shares over which they have voting authority (i) for all existing directors nominated by the Board for election at a stockholders meeting and (ii) in accordance with any recommendation of the Board on any other proposal or other business set forth in Schedule 1 of the Director Nomination Agreement, provided, however, that nothing in the Director Nomination Agreement shall limit or restrict Carlson Capital's and its Affiliates' ability and right to vote the Common Shares with respect to which they have any voting authority on proposals that require shareholder approval relating to mergers, acquisitions or other business combinations or extraordinary transactions, or the issuance of the Company's equity securities in connection with any such transaction.

CUSIP No. 346233109	SCHEDULE 13D	Page 9 of 14 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and subject to the terms of the Director Nomination Agreement, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 1,684,658 Common Shares. Based upon a total of 33,722,230 Common Shares outstanding as of November 3, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 9, 2016, the Reporting Persons' Common Shares represent approximately 4.99% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,592,006 Common Shares reported herein as owned by DOF, and (ii) the 92,652 Common Shares reported herein as owned by OFF.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated December 7, 2016.

CUSIP No. 346233109	SCHEDULE 13D	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 7, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 346233109	SCHEDULE 13D	Page 11 of 14 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 346233109	SCHEDULE 13D	Page 12 of 14 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST
SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	6,186	11.6	71,663.24	11/9/2016
Sell	4,064	11.6105	47,123.08	11/9/2016
Sell	567	11.6917	6,620.53	11/9/2016
Sell	26,983	11.808	318,203.55	11/9/2016
Sell	21,578	12.3625	266,428.53	11/11/2016
Sell	16,222	12.4039	200,968.34	11/11/2016
Sell	190	12.525	2,376.84	11/16/2016
Sell	4,819	12.5	60,163.90	11/16/2016
Sell	4,780	12.45	59,414.10	11/16/2016
Sell	94	12.475	1,172.29	11/16/2016
Sell	46,818	12.3156	575,876.92	11/16/2016
Sell	32,271	12.3138	396,885.90	11/16/2016
Sell	5,528	12.4	68,462.78	11/17/2016
Sell	47,250	12.407	585,272.96	11/17/2016
Sell	47,250	12.3836	584,403.59	11/17/2016
Sell	41,391	12.8064	529,437.27	11/21/2016
Sell	47,250	12.8225	605,141.17	11/22/2016
Sell	56,700	12.7966	724,700.90	11/23/2016
Sell	33,467	13.0752	437,076.17	11/28/2016
Sell	21,342	13.1059	279,379.89	11/29/2016
Sell	39,691	13.075	517,360.87	11/29/2016
Sell	9,734	13.2721	129,041.78	11/29/2016
Sell	37,516	13.2656	497,098.65	11/29/2016
Sell	47,250	13.2021	623,076.87	11/29/2016
Sell	5,386	13.4557	72,390.02	12/1/2016
Sell	56,064	13.3721	748,836.10	12/1/2016
Sell	9,547	13.4369	128,136.07	12/1/2016
Sell	23,504	13.3008	312,262.63	12/2/2016
Sell	17,620	13.4	235,838.55	12/2/2016
Sell	40,730	13.3705	543,957.64	12/2/2016
Sell	21,976	13.4002	294,146.72	12/2/2016
Sell	47,249	13.3992	632,140.01	12/2/2016
Sell	14,174	13.4	189,877.84	12/2/2016
Sell	70,875	13.4083	949,229.41	12/5/2016
Sell	70,875	13.471	953,673.18	12/5/2016
Sell	23,625	13.5095	318,800.60	12/6/2016
Sell	1,512	13.5625	20,483.37	12/6/2016
Sell	9,822	13.4106	131,568.72	12/6/2016
Sell	106,791	13.4834	1,439,500.61	12/6/2016

CUSIP No. 346233109	SCHEDULE 13D	Page 13 of 14 Pages

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	360	11.6	4,170.51	11/9/2016
Sell	236	11.6105	2,736.48	11/9/2016
Sell	33	11.6917	385.32	11/9/2016
Sell	1,571	11.808	18,526.40	11/9/2016
Sell	1,255	12.3625	15,495.77	11/11/2016
Sell	945	12.4039	11,707.25	11/11/2016
Sell	10	12.525	125.10	11/16/2016
Sell	281	12.5	3,508.20	11/16/2016
Sell	278	12.45	3,455.46	11/16/2016
Sell	6	12.475	74.83	11/16/2016
Sell	2,724	12.3156	33,506.10	11/16/2016
Sell	1,879	12.3138	23,108.94	11/16/2016
Sell	322	12.4	3,987.88	11/17/2016
Sell	2,750	12.407	34,063.51	11/17/2016
Sell	2,750	12.3836	34,012.91	11/17/2016
Sell	2,409	12.8064	30,813.81	11/21/2016
Sell	2,750	12.8225	35,219.85	11/22/2016
Sell	3,300	12.7966	42,178.36	11/23/2016
Sell	1,948	13.0752	25,440.71	11/28/2016
Sell	1,243	13.1059	16,271.62	11/29/2016
Sell	2,309	13.075	30,097.15	11/29/2016
Sell	566	13.2721	7,503.36	11/29/2016
Sell	2,184	13.2656	28,938.68	11/29/2016
Sell	2,750	13.2021	36,263.73	11/29/2016
Sell	314	13.4557	4,220.29	12/1/2016
Sell	3,262	13.3721	43,569.91	12/1/2016
Sell	556	13.4369	7,462.42	12/1/2016
Sell	1,367	13.3008	18,161.28	12/2/2016
Sell	1,025	13.4	13,719.32	12/2/2016
Sell	2,370	13.3705	31,651.84	12/2/2016
Sell	1,279	13.4002	17,119.30	12/2/2016
Sell	2,751	13.3992	36,805.38	12/2/2016
Sell	826	13.4	11,065.27	12/2/2016
Sell	4,125	13.4083	55,246.15	12/5/2016
Sell	4,125	13.471	55,504.78	12/5/2016
Sell	1,375	13.5095	18,554.52	12/6/2016
Sell	88	13.5625	1,192.15	12/6/2016
Sell	572	13.4106	7,662.11	12/6/2016
Sell	6,215	13.4834	83,775.75	12/6/2016

CUSIP No. 346233109	SCHEDULE 13D	Page 14 of 14 Pages

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 7, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President